FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2008

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 News Release dated June 11, 200

Document 2 Material Change Report dated June 11, 2008

Document 1

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

June 11, 2008 TSXV: AGX

Drilling Commences at Fripp Property &
New Maps available for Loveland Property

Amador Gold Corp. (TSX-V: AGX) is pleased to announce the commencement of drilling on the Fripp Property, 30 km southwest of Timmins, Ontario.

The property has similar ultramafic geology to the Langmuir nickel discovery made by Golden Chalice Resources Inc. about 30 km to the east.

The same Geotech VTEM airborne system that was used to discover the Langmuir nickel discovery has been flown over the Fripp Property. The survey has identified more than 15 prime target areas for testing by trenching or drilling. These areas often have multiple strong coincidental electromagnetic and magnetic anomalies. This road accessible property is mostly covered by glacial till and overburden. However, occurrences of nickel have been located near or on strike with some of the VTEM anomalies.

Drilling continues to test nickel-copper mineralization discovered beneath the Cominco zone last year on Amador’s Loveland Property. New maps showing the drill target area and other targets are available on the company web site, www.amadorgoldcorp.com.

About Amador Gold

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium, copper/nickel and diamond deposits. During the last few years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario. The Company's assets are entirely within Canada, with a strong focus in Ontario. Amador Gold’s properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

Investors are invited to visit the Amador Gold Corp. IR Hub at http://www.agoracom.com/ir/amador where they can post questions and receive answers or review questions and answers already posted by other investors.

CONTACT INFORMATION

Corporate Inquiries: Alan Campbell or Kevin Hull, Investor Relations
(604) 685-2222
Visit www.amadorgoldcorp.com for current information and to see a Smartstox interview with the Company’s President, Richard Hughes

AGORACOM Investor Relations: Email: AGX@agoracom.com
Website: http://www.agoracom.com/ir/amador

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – June 11, 2008.

Item 3. News Release – News Release issued June 11, 2008, at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. (TSX-V: AGX) is pleased to announce the commencement of drilling on the Fripp Property, 30 km southwest of Timmins, Ontario.

Item 5. Full Description of Material Change

The property has similar ultramafic geology to the Langmuir nickel discovery made by Golden Chalice Resources Inc. about 30 km to the east.

The same Geotech VTEM airborne system that was used to discover the Langmuir nickel discovery has been flown over the Fripp Property. The survey has identified more than 15 prime target areas for testing by trenching or drilling. These areas often have multiple strong coincidental electromagnetic and magnetic anomalies. This road accessible property is mostly covered by glacial till and overburden. However, occurrences of nickel have been located near or on strike with some of the VTEM anomalies.

Drilling continues to test nickel-copper mineralization discovered beneath the Cominco zone last year on Amador’s Loveland Property. New maps showing the drill target area and other targets are available on the company web site, www.amadorgoldcorp.com.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 11th day of June, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: June 16, 2008 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary